EXHIBIT 4.1

July 26, 2002

VIA FAX

Gold City Industries Ltd.

550 - 580 Hornby Street

Vancouver, B.C.

V6C 3B6

Attention:

Mr. Fred Sveinson, P.Eng.

President and CEO

Dear Fred:

Re:   The Lexington Project

Further to our meeting of July 24, 2002, this will confirm the agreement that has been reached in regard to the acquisition of an interest in the Lexington-Lonestar Project by Gold City Industries Ltd.

Gold City shall acquire, subject to the necessary approvals set out at the end hereof, a 70% interest in the projects subject to all existing encumbrances, in consideration of the issuance of 1,750,000 shares of Gold City Industries Ltd to Nanotek and the commitment of Gold City to incur $250,000 in exploration and development expenditures on the projects during the 24 month period commencing with the acceptance for filing of this transaction by the TSX Venture Exchange (“TSX Approval”).  Gold City shall incur adequate expenditures during the year 2002 to cover any “assessment obligations” coming due in 2003.  Gold City shall have the right at any time during a twelve month period commencing three (3) months after TSX Approval  to “Call” the remaining 30% interest  for the sum of $250,000, which sum shall be paid to Nanotek within 60 days of delivery of the “Call” notice by Gold City. Gold City shall proceed in an expeditious manner to obtain TSX Approval and if such approval is not received by October 1, 2002, Nanotek shall have the right to unilaterally terminate this agreement.

In the event Gold City does not exercise its Call and after Gold City has completed the above earn-in expenditures, the parties shall form a joint venture for the further exploration and development of the projects. If a party fails to contribute its proportionate share of exploration expenditures, from time to time, such parties interest shall be proportionately diluted. Upon a parties interest decreasing to 10%, such interest shall be converted to a 7.5% Net Profits royalty interest.

We respect your request that the shares acquired by Nanotek hereunder only be disposed of, after expiry of appropriate hold periods, in an orderly basis in the market.  We are prepared to advise you in advance of the sale of any shares in order to allow you to place the same, assuming that we are offering more than an agreed amount of shares in any one block.  For a small block of a few thousand shares we would prefer to just be able to sell.  We prefer that the shares all be issued up front in order to commence the four (4) month hold period on such shares; which hold period runs from the “distribution date”. While Nanotek owns any shares of Gold City, it will vote such shares at any meeting of the shareholders of Gold City in support of existing management.

Should you have third parties who are interested in acquiring blocks of shares after expiry of the hold period, we are prepared to co-operate with you in any sale as our long term intention would be to sell the shares in order to maximize the return on investment.  In addition to the share payment, we ask that within a reasonable time, not to exceed sixty (60) days of regulatory approval to the transaction, that our existing $20,000 reclamation bond be replaced by Gold City Industries Ltd. and such funds be returned to Nanotek Inc.

With respect to a due diligence period, there is a significant amount of information in regard to this project.  I suggest that due diligence be completed within six (6) weeks rather than three (3) months.  We will attempt to find copies of various geological reports that were done for us on the property to assist.  As indicated, there are some eighty-five (85) boxes of files and geological information at our storage company, Butler Box & Storage.  Maurice Mathieu also has a lot of information in Merritt.  With respect to preparation of qualifying reports, if required you may want to consider speaking with Ken Daughtry, Sean Butler or Joe Shearer.  Joe Shearer had done a lot of the original work on the project on our behalf and Ken Daughtry did a previous summary report.

If the foregoing is acceptable to you, subject to receipt of our respective boards, regulatory approval, the agreed due diligence and finalization of a formal agreement with usual representations, warranties, and conditions, I ask that you execute and return the enclosed copy of this letter to the writer.

Yours truly,

NANOTEK INC.

“John W. Greenslade”

Per:

John W. Greenslade

 WE HEREBY AGREE TO THE TERMS AND CONDITIONS SET OUT ABOVE.

GOLD CITY INDUSTRIES LTD.

“Fred Sveinson”

FRED SVEINSON, P.Eng.